                       Filed by Vertex Pharmaceuticals Incorporated
                       Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aurora Biosciences Corporation Commission File Number: 000-22669

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about Vertex Pharmaceuticals Incorporated, Aurora Biosciences Corporation, and the proposed merger. While management of Aurora and Vertex make their best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: the expected benefits that could be realized by the combined company, including the combined company's ability to
(i) significantly enhance Vertex's drug discovery, technology and research capabilities, and the development of Vertex's product pipeline and ability to apply these enhancements to additional gene families, (ii) create a comprehensive, scalable platform for systematically accelerating drug candidate output in target-rich gene families, (iii) accelerate the creation of a broad intellectual property estate, (iv) accelerate target selection, lead generation, lead optimization, drug candidate selection, and the establishment of clinical proof-of-concept data and the therapeutic profile of development stage drug candidates using Aurora's technologies and personnel, (v) extend Vertex's position in gene family-based drug discovery,
(vi) continue to derive revenues from existing and new corporate collaborations, (vii) immediately and systematically boost research output in multiple gene families, creating near and long-term value for shareholders,
(viii) maintain existing, and develop new, strategic collaborations, (ix) realize enhanced product, business development and commercial opportunities,
(x) create the premier fully-integrated next generation pharmaceutical company, (xi) approximately double Vertex's annual revenues, (xii) add additional value-added products and services to Aurora's products and services through Vertex's technologies and provide more R&D support to Aurora's relationships, and (xiii) have cell-based assays that target more than 350 targets in 2001.

Additional forward-looking statements relate to the expected closing date of the merger, value of the Vertex consideration and the aggregate number of Vertex shares that the Aurora stockholders will receive on the closing date, the effect the transaction, excluding merger-related expenses, is expected to have on Vertex's previously announced net operating results projections for 2001, and the expectation that Aurora's first-quarter financial results will be consistent with previous guidance, the expectation that Aurora will continue to conduct its business as planned once the merger is completed, including expanding Aurora's UHTSS system business, the anticipation that Aurora's customers will view the merger as positive in that the combined company will be able to continue its commitments to existing contracts, and, perhaps extend the relationships further, the expectation of recording one time charges associated with the transaction in 2001, which should be in excess of $10 million, the belief that the merger achieves an excellent strategic fit with Vertex that will fully capture the potential of Vertex's technology platform and tap the product creation potential of the human genome, the aggregate revenue projections for the two companies, and Aurora's and Vertex's commitment to achieving their existing milestones for 2001. Vertex and Aurora disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of Vertex's or Aurora's stockholders to approve the merger, Vertex's or Aurora's inability to satisfy the conditions of the merger, the risk that Vertex's and Aurora's businesses will not be integrated successfully, the termination of existing Aurora pharmaceutical and biotechnology collaborations, the combined company's inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully finance and secure regulatory approval of and market its drug candidates, risks associated with Aurora's new and uncertain technology, dependence upon pharmaceutical and biotechnology collaborations, the development of competing systems, the combined company's ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY VERTEX AND AURORA ON APRIL 30, 2001 AND FILED ON APRIL 30, 2001 ON A FORM 8-K WITH THE SEC.

FOR IMMEDIATE RELEASE

              VERTEX PHARMACEUTICALS TO ACQUIRE AURORA BIOSCIENCES
  -- VERTEX TO INTEGRATE AURORA'S CORE STRENGTHS IN CELL ASSAY DEVELOPMENT AND ULTRA HIGH THROUGHPUT SCREENING TO ACCELERATE DRUG DISCOVERY IN GENE FAMILIES --

APRIL 30, 2001, SAN DIEGO, CA AND CAMBRIDGE, MA -- Vertex Pharmaceuticals Incorporated (Nasdaq:VRTX) and Aurora Biosciences Corporation (Nasdaq: ABSC) announced today that they have signed a definitive agreement whereby Vertex will acquire Aurora in a stock-for-stock transaction. The fully-diluted equity value of the transaction is approximately $592 million. The agreement will unite Aurora's industry-leading assay development, screening and cell biology capabilities with Vertex's integrated drug discovery expertise, creating a comprehensive, scalable platform for systematically accelerating drug candidate output in target-rich gene families. The combination of Vertex's and Aurora's technology and expertise is expected to:

     o    increase the flow of novel drug candidates into development,

     o    accelerate the creation of a broad intellectual property estate, and

     o provide enhanced opportunities for major drug discovery, development and commercial alliances.

Under the terms of the agreement, which have been approved by the Boards of Directors of both Vertex and Aurora, each share of Aurora will convert into shares of newly issued Vertex common stock at a fixed ratio of 0.62 shares of Vertex common stock for each share of Aurora common stock. Based on the closing price of Vertex stock of $39.25 on April 27, 2001, the fixed exchange ratio implies a price of $24.34 per Aurora share, a 44 percent premium to the closing price of $16.85 on April 27, 2001. Vertex will be obligated to issue a total of approximately 14.0 million shares of common stock in exchange for Aurora's outstanding common stock, and Aurora options will be equitably converted to Vertex options. The transaction will be structured as a tax-free share exchange and is intended to be accounted for as a pooling-of-interests. Directors and officers of both companies have agreed to vote their shares in favor of the merger. The merger is subject to approval by both Vertex's and Aurora's shareholders, regulatory approval and other closing conditions, and is expected to close in the third quarter of 2001. The transaction, excluding merger-related expenses, is not expected to materially affect Vertex's previously announced net operating results projections for 2001. As of December 31, 2000, Aurora had approximately $100 million in net cash.


                                   -- more --

After the merger, Aurora will operate as a wholly-owned subsidiary of Vertex Pharmaceuticals and will continue to carry the Aurora name. Aurora will continue to pursue its strategy of collaborating with new and existing partners in all capacities. Harry Stylli, Ph.D., Aurora's Senior Vice President of Commercial Development, will be president of the Aurora subsidiary.

"Aurora has developed a compelling suite of technologies that has the potential to accelerate target selection, lead generation and optimization, drug candidate selection and establishment of clinical proof-of-concept across multiple gene families," said Joshua Boger, Ph.D., Vertex's Chairman and CEO. "By integrating Aurora's capabilities within Vertex's chemogenomics platform, we believe we will be able to rapidly expand research into major new gene families, as well as enhance our existing multi-target research programs in the kinase and caspase gene families. In addition, we believe that Aurora's proteomics and assay development expertise are broadly applicable in our clinical programs, and will enable us to more rapidly establish the therapeutic profile of our development-stage drug candidates."

"This merger fulfills a near term goal that we have emphasized over the past six months in our public communications and guidance to the financial community, which is to extend our leadership position in gene family-based drug discovery through internal expansion and complementary acquisitions," added Dr. Boger.

"Our core strengths in assay development and ultra high throughput screening are an excellent strategic fit with Vertex's chemogenomics platform," said Stuart J.M. Collinson, Ph.D., Aurora's Chairman, CEO and President, who will join Vertex's Board of Directors when the merger closes. "The agreement with Vertex significantly accelerates our comprehensive drug discovery initiatives and creates new and enhanced partnership opportunities in the years ahead. Together with Vertex, we believe that we can immediately and systematically boost our collective research output in multiple gene families, creating near and long-term value for shareholders."

VERTEX AND AURORA: DRUG DISCOVERY ADVANTAGES IN MULTIPLE MAJOR GENE FAMILIES The combined company will have one drug on the market, the HIV protease inhibitor Agenerase(R), and 12 drug candidates in clinical development targeting the treatment of viral diseases, cancer, autoimmune and inflammatory diseases, and neurological diseases. The combined company's integrated technology platform will be supported by more than 25 collaborative and licensing agreements with research institutions and major pharmaceutical companies, including American Home Products, Aventis, Bristol-Myers Squibb, GlaxoSmithKline, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Pharmacia and Roche.


                                   -- more --

Vertex has extensive efforts underway to discover and develop small molecule inhibitors for specific targets in the kinase and caspase gene families, and the merger is expected to significantly enhance Vertex's drug discovery capabilities in these and other major gene families and target classes. The merger enables Vertex to integrate Aurora's industry-leading capabilities in the development of cell-based assays and screening instrumentation for use in drug discovery directed at ion channels, g-protein coupled receptors (GPCRs), kinases, proteases and phosphatases, and for use in target validation in a wide range of gene families. Vertex's ongoing drug discovery efforts will also benefit from Aurora's predictive pharmacology and proteomics technologies, which use high-throughput assessments of toxicology and metabolic markers to establish therapeutic proof-of-concept and safety of drug candidates in early clinical testing. Aurora's recent acquisition of PanVera, a specialty supplier of high quality recombinant proteins, provides a further, valuable asset in drug discovery.

Based on the companies' combined drug discovery advantages in gene families, Vertex and Aurora foresee enhanced business development and commercial opportunities. This expectation is based on enhanced productivity in discovery and development, leading to an increased output in proprietary new small molecule drug candidates. Existing and new corporate collaborations will continue to be important sources of revenue for the combined company.

First-quarter financial results for Aurora are expected to be consistent with previous guidance. Further information regarding Aurora's first-quarter results will be disclosed on May 3, 2001.

Vertex was advised by Merrill Lynch and Aurora was advised by Goldman Sachs.

ABOUT AURORA
Aurora Biosciences(R) is a drug discovery company that uses proprietary advances in biology, chemistry and automation to accelerate the discovery of new medicines. Aurora's core technologies include a broad portfolio of proprietary fluorescence assay technologies and screening platforms designed to provide an integrated solution for drug discovery. Aurora's fluorescence assay technologies include GeneBLAzer-TM-, GenomeScreen-TM-, PhosphoryLIGHT-TM- and Vivid-TM-technologies, as well as a broad collection of fluorescent proteins.

                                   -- more --

Aurora's screening platforms include an ultra high throughput screening system, the UHTSS(R) Platform, Aurora's automated master compound store, the AMCS, and an ion channel technology screening platform, which includes Aurora's proprietary voltage sensor probes and a voltage ion probe reader, the VIPR-TM-subsystem. Aurora also provides assay development and screening services as part of its drug discovery collaborations. Aurora's Big Biology-TM- initiative is an internal drug discovery program focused on the identification of promising preclinical candidates within all major classes of gene targets. Aurora's technologies and drug discovery capabilities have been commercially validated by over 20 major life sciences companies and research organizations, including American Home Products, Bristol-Myers Squibb, Ceres, Cystic Fibrosis Foundation, Eli Lilly, Families of SMA, GlaxoSmithKline, Genentech, Johnson & Johnson, Merck, NV Organon Laboratories, Pfizer, Pharmacia and Roche.

ABOUT VERTEX
Vertex Pharmaceuticals Incorporated is a global biotechnology company. Vertex seeks to discover, develop, and commercialize major pharmaceutical products independently and with partners. Chemogenomics, Vertex's proprietary, systematic, genomics-based platform, is designed to accelerate the discovery of new drugs and to expand intellectual property coverage of drug candidate compounds and classes of related compounds. This approach, which targets gene families, has formed the basis for several commercial collaborations that retain rights to downstream revenue for Vertex. Vertex's first approved product is Agenerase(R) (amprenavir), an HIV protease inhibitor, which Vertex co-promotes with GlaxoSmithKline. Vertex has 12 drug candidates in development to treat viral diseases, inflammation, cancer, autoimmune diseases and neurological disorders.

Safe Harbor Statement
This press release contains forward-looking statements about Vertex, Aurora, and the proposed merger. While management of Aurora and Vertex make their best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements in this release address the following subjects: the expected benefits that could be realized by the combined company, including the combined company's ability to (i) significantly enhance Vertex's drug discovery and research capabilities, (ii) create a comprehensive, scalable platform for systematically accelerating drug candidate output in target-rich gene families, (iii) accelerate the creation of a broad intellectual property estate, (iv) accelerate target selection, lead generation, lead optimization, and drug candidate selection using Aurora's technologies, (v) extend Vertex's position in gene family-based drug discovery, (vi) continue to derive revenues from existing and new corporate collaborations, (vii) immediately and systematically boost research output in multiple gene families, creating near and long-term value for shareholders, (viii) maintain existing, and develop new, strategic collaborations, and (ix) realize enhanced business development and commercial opportunities.


                                   -- more --

Additional forward-looking statements relate to the expected closing date of the merger, value of the Vertex consideration that the Aurora stockholders will receive on the closing date, the effect the transaction, excluding merger-related expenses, is expected to have on Vertex's previously announced net operating results projections for 2001, and the expectation that Aurora's first-quarter financial results will be consistent with previous guidance. Vertex disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of Vertex's or Aurora's stockholders to approve the merger, Vertex's or Aurora's inability to satisfy the conditions of the merger, the risk that Vertex's and Aurora's businesses will not be integrated successfully, the termination of existing Aurora pharmaceutical and biotechnology collaborations, the combined company's inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully finance and secure regulatory approval of and market its drug candidates, risks associated with Aurora's new and uncertain technology, dependence upon pharmaceutical and biotechnology collaborations, the development of competing systems, the combined company's ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Aurora and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Aurora with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Aurora's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 18, 2001. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Aurora and Vertex.


                                   -- more --

Agenerase(R) is a trademark of the GlaxoSmithKline group of companies.
Aurora Biosciences(R), Big Biology-TM-, GeneBLAzer-TM- GenomeScreen-TM-PhosphoryLIGHT-TM- UHTSS-TM-, VIPR-TM- and Vivid-TM- are trademarks of Aurora Biosciences Corporation.

Vertex's press releases are available at www.vrtx.com, or by fax-on-demand at
(800) 758-5804-- Code: 938395.

CONFERENCE CALL AND WEBCAST
Vertex and Aurora will host a conference call on April 30, 2001 at 9:00 a.m. ET to review the merits of the transaction. The call-in numbers are as follows:
U.S./Canada: 800-374-0296; International: 706-634-2394. A replay of the call will be available at 11:00 a.m. ET. The call-in numbers for the replay are as follows: U.S./Canada: 800-642-1687; International: 706-645-9291. The replay conference ID is 958173. The conference call will also be broadcast via the Internet at www.vrtx.com in the investor center.

VERTEX CONTACTS:
Lynne H. Brum, Vice President, Corporate Communications and Market Development,
(617) 577-6614, or
Michael Partridge, Associate Director, Corporate Communications, (617) 577-6108, or Katie Burns, Manager, Investor Relations, (617) 577-6656, or Renee Connolly, Assistant Vice President, Noonan/Russo Communications, (212) 696-4455 ext. 227

AURORA CONTACT:
Doug Farrell, Senior Director, Investor Relations and Corporate Communications
Telephone:  (858) 404-6767
Fax:  (858) 404-6714
Email:  ir@aurorabio.com


                                      # # #

                           **************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

                           **************************

THE FOLLOWING IS THE SCRIPT OF A TELEPHONE CONFERENCE WITH ANALYSTS AND OTHERS HELD ON APRIL 30, 2001.

               SCRIPT FOR VERTEX/AURORA BIOSCIENCESCONFERENCE CALL



                             MONDAY, APRIL 30, 2001
                             9:00 A.M. EASTERN TIME


                 LYNNE BRUM, STUART COLLINSON, AND JOSHUA BOGER


INTRODUCTION - OPERATOR

GOOD AFTERNOON! MY NAME IS __________ AND I WILL BE YOUR CONFERENCE FACILITATOR TODAY. AT THIS TIME I WOULD LIKE TO WELCOME EVERYONE TO THE VERTEX PHARMACEUTICALS AND AURORA BIOSCIENCES' CONFERENCE CALL. ALL LINES HAVE BEEN PLACED ON MUTE TO PREVENT ANY BACKGROUND NOISE. AFTER VERTEX'S (LEADERS NAME) REMARKS, THERE WILL BE A QUESTION AND ANSWER PERIOD. IF YOU WOULD LIKE TO ASK QUESTIONS DURING THAT TIME, PRESS NUMBER ONE ON YOUR KEYPAD. QUESTIONS WILL BE TAKEN IN THE ORDER THAT THEY ARE RECEIVED. IF YOU WOULD LIKE TO WITHDRAW YOUR QUESTION, PRESS THE POUND KEY.

LYNNE (LEADER'S NAME), ARE YOU READY TO BEGIN? THANK YOU! YOU MAY NOW BEGIN YOUR CONFERENCE.

VERTEX/AURORA BIOSCIENCES CONFERENCE CALL - LYNNE BRUM

o Thank you everyone for joining us today. This is Lynne Brum, Vice President, Corporate Communications and Market Development, of Vertex. Joining me on the conference call today are:
     -- Dr. Stuart Collinson, Chairman, President and CEO of Aurora Biosciences (Good morning)
     -- and Dr. Joshua Boger, Chairman and CEO of Vertex Pharmaceuticals (Good morning)

o As we get started, I must remind you that information discussed on this conference call may consist of forward looking statements, and as such, are subject to the risks and uncertainties discussed in detail in the reports filed by Vertex and Aurora with the Securities and Exchange Commission.

o At this time, the announcement regarding Vertex Pharmaceuticals' acquisition of Aurora has been faxed out and e-mailed. In addition, the release is posted on both companies' web sites and on various places on the Web including Yahoo and PR Newswire.

OVERVIEW OF CALL


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

o You also can listen to the conference call and view a powerpoint presentation on the Vertex web site at www.vrtx.com or on the Aurora site at www.aurorabio.com. Once on the Vertex site, select Investor Center, then Conference Calls. In addition, a replay of the conference call will be available via telephone for three days and via the Internet for approximately two weeks.

o I will begin today's conference call by reviewing the terms of the deal as well as the impact of the transaction on our financial guidance going forward. I will then review the key drivers of this transaction, from the perspective of Vertex drug discovery and development goals in gene families. I will also briefly review Vertex's approach to evaluating technology licensing and merger and acquisition opportunities, and the strategic fit between Aurora and Vertex.

o I will then turn the call over to Dr. Stuart Collinson, CEO of Aurora, who will describe Aurora's technology and discuss the transaction from the perspective of Aurora's objectives for integration.

o Dr. Joshua Boger will then discuss the strategic near-term and long-term importance of the transaction to Vertex

o    Then we will open up the call to your questions

DEAL TERMS

o    I will begin today's call by reviewing the terms of the transaction:

o As discussed in today's press release, Vertex will acquire Aurora in a stock-for-stock transaction that values Aurora at $592 million.

o Each share of Aurora will convert into 0.62 shares of newly issued Vertex common stock. Based on Friday's closing prices, the fixed exchange ratio implies a per share price of $24.34 per share of Aurora common stock, a
     44.4 percent premium to the closing price of $16.85 on April 27, 2001.

o In connection with the merger agreement, Vertex expects to issue approximately 14 million shares of common stock in exchange for Aurora's common stock. The transaction will be structured as a tax-free share exchange and is intended to be accounted for as a pooling of interests.

o The terms of the agreement have been approved by the Boards of Directors of both Vertex and Aurora. The Directors and Officers of both companies have also agreed to vote their shares in favor of the merger.

o The merged company will be named Vertex Pharmaceuticals Incorporated. Aurora will operate as a wholly-owned subsidiary of Vertex, and will retain the Aurora name. Vertex will seek to maintain and enhance Aurora's existing relationships with corporate partners, disease foundations and research institutions.

o The merger is subject to approval by Vertex and Aurora shareholders, and also subject to Hart-Scott-Rodino clearance and other conditions.

o    The deal is expected to close in the third quarter of 2001.

GUIDANCE/OVERVIEW OF TRANSACTION

o    In terms of the impact of this transaction on our financial guidance...

     o On Vertex's first quarter conference call on April 24, we gave guidance for a net loss for the full year of 2001 in the range of $60-$65 million dollars. The transaction, excluding merger-related expenses, is not expected to materially affect these previously announced net operating results projections.

RATIONALE FOR TRANSACTION

o    I will now describe the strategic rationale of the transaction...

o Today's agreement between Vertex and Aurora brings together two companies with outstanding and highly complementary technology platforms, and fulfills several key criteria in accordance with Vertex's strategic objectives in 2001.

OVERVIEW OF TRANSACTION

o Many of you are familiar with Vertex's industry-leading efforts to discover small molecule drugs targeting caspase and kinase gene families. Our efforts in these two enzyme families are collectively supported by more than $1 billion in committed payments from partners, and have the potential to produce major treatments for heart disease, stroke, cancer, rheumatoid arthritis, and many other serious diseases.

o A key goal for Vertex is--through internal growth, technology licensing, and acquisition--to enhance our leadership position in these families, as well as expand rapidly our research into additional gene families where we believe there is substantial therapeutic opportunity and where we can effectively apply our technology expertise.

o The agreement to acquire Aurora represents a step toward fulfillment of this goal. As will be discussed by both Dr. Collinson and Dr. Boger, Aurora brings unique technological and organizational assets to bear on several of the most important and target-rich areas of the genome. The merger will provide Vertex with substantial expertise in important new gene families such as GPCRs and ion channels, families which collectively account for the targets for half of the top 100 marketed drugs.

o On a pro forma basis, the combined company will be strong financially with approximately $800 million in cash, and will have approximately 800 employees. The acquisition of Aurora will contribute to our revenue growth, and the aggregate revenue projections for the two companies in 2001 are approximately $180 million. The acquisition will also enhance our intellectual property estate, and accelerate our drug discovery and early development capabilities.

HAND OFF

o It is now my pleasure to introduce Dr. Stuart Collinson, Chief Executive Officer and Chairman of the Board of Aurora Biosciences.

FULFILLMENT OF AURORA'S STRATEGIC OBJECTIVES - DR. STUART COLLINSON

o    Thank you, Lynne.  It is a pleasure to be here.

o We at Aurora are THRILLED to be joining forces with Vertex. Simply stated, this merger combines Aurora's biology capabilities with Vertex's chemogenomics platform to create a drug discovery powerhouse. Each company brings to the merger:

     o a long history of successful partnerships with leading pharmaceutical companies;
     o    a strong intellectual property position;
     o a track record of outstanding achievement by creative and highly-respected people; and
     o    a strong balance sheet

As I discuss the merger from Aurora's perspective, I will touch upon these points in some detail.

FULFILLMENT OF AURORA'S STRATEGIC OBJECTIVES

o Today's announcement represents a major milestone in Aurora's corporate history, and a rapid fulfillment of our objective to enhance the discovery capabilities of our technology base. Through this merger agreement, Aurora joins forces with a world class organization with a well-developed discovery and clinical development infrastructure. We gain the opportunity to immediately and dramatically apply our core strengths in ultra high throughput screening and custom assay development to do the following:

     o accelerate design and discovery of multiple lead chemical classes of compounds in a number of major target-rich gene families

     o optimize the safety, pharmacokinetics and pharmacodynamics of lead drug candidates, and
     o establish proof-of-concept for drug candidates in early clinical development

STRENGTH OF COMBINED COMPANY


o I'd like to provide a brief background on Aurora to put in context how the proposed merger represents an achievement of our strategic business objectives, and how we anticipate that the proposed merger will take Aurora's capabilities to a new level.

o Aurora was founded in 1995 to accelerate and enhance the discovery of new medicines using proprietary fluorescence assays which have been miniaturized and automated using proprietary microfluidics and robotics.

o The subsequent development of Aurora's ultra high-throughput screening platform, together with a wide range of innovations in cell-based assay development and new fluorescent assay technologies, enabled the company to become a recognized industry leader in cell biology, and a research and development partner of choice to the pharmaceutical industry in the period 1996-2000. In that period we signed more than 25 agreements with Merck, Bristol-Myers Squibb, Pfizer, the Cystic Fibrosis Foundation and other leading organizations. Our revenue base grew from $2 million in 1996 to $64 million in 2000 (excluding PanVera), and Wall Street consensus projections are for $90 million in revenues (including PanVera) in 2001.

o In the early days of Aurora, the revenue strongly reflected the development of the ultra high-throughput screening platform technology. Today, the majority of the business comes from drug discovery collaborations, which draw on Aurora's integrated biology, instrumentation, and intellectual property licensing.

FULFILLMENT

o Early in 2001, Aurora articulated a strategic objective of further advancing our business model and building an internal drug discovery capability around our strengths in ultra high-throughput screening and cell-based and biochemical assay development. By expanding our capabilities into the drug discovery arena, our goal is to capture a greater portion of the downstream value created by our technology platform.

o The agreement announced today represents an early and dramatic fulfillment of this strategic objective. The integration of our technology base with Vertex's chemogenomics platform creates a company with proven drug discovery capabilities and unique assets and advantages in multi-target gene families.

STRATEGIC FIT; NEAR AND LONG-TERM SHAREHOLDER VALUE

o We believe this merger achieves an excellent strategic fit that will fully capture the potential of our technology platform:

     o Vertex has a proven track record in drug discovery, with one marketed drug and 12 drug candidates in development
     o Vertex has a demonstrated ability to solve difficult drug discovery problems, and succeed in highly competitive areas of small molecule drug discovery.
     o Most importantly, Vertex has accomplished its success in drug discovery by being masterful integrators of technology, as well as inventors of proprietary technology. This aspect of Vertex in particular indicates to us that the integration of our technologies with theirs will have powerful results. The combined company will have more than 400 United States patents issued or pending, including proprietary technologies and chemical classes of compounds that cover drug candidates. The combined capabilities of the merged company should accelerate the capture of intellectual property in all aspects of drug discovery.

o For Aurora shareholders, this agreement provides both near and long-term value creation potential. The share price premium agreed to as part of the merger represents one small component of this potential. The ability to be part of Vertex Pharmaceuticals provides Aurora shareholders with an opportunity to achieve long-term returns as well.

o As Joshua will discuss, we believe that Aurora's technologies will have an immediate and highly positive impact on Vertex's efforts in the kinase and caspase gene families, and on other programs from the discovery stage right through to early clinical development. Additionally, Aurora's expertise in GPCRs and ion channels will enable the combined company to rapidly ramp up drug discovery efforts in these areas of major medical opportunity. We believe that the acceleration of drug discovery in gene families will significantly enhance the combined company's product and business development opportunities.

SUMMARY

o Both companies have a strong track record as successful collaborators. This agreement is designed to preserve and enhance existing relationships, and we will continue to supply and support innovative assays and instrumentation to current and new clients in the pharmaceutical and biotech industries. Aurora has maintained the highest degree of integrity with respect to managing partners who are also competitors, and we will continue to maintain this standard as a subsidiary of Vertex.

o At the same time, the merger provides a framework for new, broad-based partnerships based on Aurora and Vertex's drug discovery capabilities in gene families.

o Since 1995, we have successfully transformed Aurora from a leading technology provider into an integrated drug discovery company. The merger reflects the growth of our business and capabilities, and the potential we can achieve as part of the Vertex R&D organization.

o    I will now turn the call over to Joshua Boger.

DRIVERS OF THE TRANSACTION - DR. JOSHUA BOGER

o    Thank you, Stuart.

o We at Vertex are tremendously excited about today's merger agreement, which provides Vertex immediate and substantial drug discovery presence in new gene families, and enhances our overall drug design and development capabilities. Together with Aurora, we expect to tap the product creation potential of the human genome as never before.

o I'll reiterate what Stuart said about the strengths of the combined company. The merger of Aurora and Vertex brings together two companies with:
     o an established track record as successful collaborators based on unique drug discovery capabilities;
     o broad intellectual property portfolios based on proprietary expertise and drug candidates;
     o    highly talented people at the top of their fields; and
     o a strong financial position and a tradition of prudent financial management

o I'll discuss these points in some detail as I discuss the merger agreement in the context of Vertex's drug discovery and business objectives.

FULFILLMENT OF GOALS

o This merger fulfills two major milestones that we have emphasized increasingly in our external communications in recent months, which are:

     1. To acquire complementary technologies that we can integrate into our platform to accelerate drug design in gene families
     2. to extend our leadership position in gene family-based drug discovery by expanding into additional gene families

EVALUATION OF OPPORTUNITIES

o INTERNALLY, we have accomplished a significant scale-up of our research efforts in gene families, and most notably in the kinase gene family, which has an estimated 500 targets. With research support from Novartis, we are on schedule with our hiring plan, and we are simultaneously tackling multiple kinase targets spanning a broad base of therapeutic areas. We are on track to select 1-2 novel kinase inhibitors for preclinical development this year.

o EXTERNALLY, Vertex management has exhaustively reviewed dozens of merger and acquisition opportunities over the course of 18 months; we set a very high threshhold in terms of the quality of the people, the quality of the science, and potential for near- and long-term contribution to Vertex's drug discovery, development, and commercial goals.

o In particular, a major focus has been on technology opportunities that will enhance our leadership position in the kinase and caspase gene families, or that will enable us to rapidly ramp up our research efforts in additional gene families that are rich in targets and therapeutic opportunity.

o At the same time, we sought opportunities that would have a minimal effect on our projected operating results going forward.

o The agreement to acquire Aurora represents a highly successful conclusion to this search and evaluation process. We believe Aurora fulfills every one of our major acquisition criteria, and represents an excellent strategic fit for Vertex. In particular, the acquisition of Aurora will significantly broaden our talent pool, contribute to our revenue growth, increase our cash position, enhance our intellectual property estate, and accelerate our drug discovery capabilities.

AURORA BENEFITS

o Aurora is the right opportunity for Vertex and it comes at the right time. Let me explain why:

     o Vertex is in a unique position to successfully translate genomic discoveries into clinically and commercially important drugs. We have oriented our research approach to capture the small molecule product opportunity of major, target-rich areas of the genome, using a strategy of parallel drug design.

     o Vertex's approach, which we have termed chemogenomics, is designed to accelerate drug discovery and capture large amounts of product-based intellectual property around highly promising targets.

     o Our approach has drawn the support of major pharmaceutical companies, for example Novartis, who have announced some very dramatic financial commitments.

OUTPUT FROM CHEMOGENOMICS

     o Most importantly, we are demonstrating that chemogenomics WORKS. We are seeing the first drug candidates taking shape from this approach, and our intellectual property capture is increasing. We expect to advance 5 or more new drug candidates into development in 2001, including novel kinase inhibitors and novel caspase inhibitors, representing the first output from our extensive efforts underway in these gene families.

     o Our challenge now is expand into additional gene families as rapidly as possible and with minimal financial risk, to use Vertex's capabilities to fully realize the potential of its chemogenomics platform to create medically and commercially important small molecule drugs.

     o The integration of Aurora's technology and expertise enables us to achieve this expansion, and also has major benefits to our existing discovery and development efforts in kinases and caspases, which I'll now explain in some detail.

AURORA BENEFITS

o Aurora is recognized throughout the industry as a leader in cell-based assay development, ultra high-throughput screening and instrumentation, as evidenced by its impressive roster of corporate partners and strong revenue line.

o Aurora has developed unique and proprietary capabilities in several major gene families, and let me just touch upon two of them: g-protein coupled receptors and ion channels.

o These gene families are both proven in terms of druggable targets, and also represent target-rich areas which may allow the treatment of a wide variety of serious diseases. More than half of the top 100 marketed drugs target proteins in one of these two gene families.

o Some examples of Aurora's assets and capabilities in these gene families include:

     1. the rapid development of cell-based assays for screening of compounds targeting g-protein coupled receptors and ion channels. As of year-end 2000, Aurora had assays up and running that target more than 150 different targets, with the goal of adding 200 more in 2001;
     2. proprietary assays that measure differential g-protein receptor activity, which can be key to elucidating gene function; and
     3. a patented technology platform that measures--with precision and accuracy unequaled anywhere in the industry--the activity of drug candidates directed at ion channels.

o Integrated with Vertex's strengths in medicinal chemistry, combinatorial and computational chemistry, and information technologies, we believe Aurora's capabilities will enable us to efficiently build towards a comprehensive leadership position in drug discovery in these families. We expect Aurora's technologies will increase and accelerate our ability to discover and file patents on drug candidates in these families in the near term.

o GPCRs and ion channels are two particularly striking examples of the scalability of the combined company's technology platform. Aurora's proprietary technology base, however, is quite broad, and applicable to a variety of gene family opportunities, including for example proteases and phosphatases, two other areas where Vertex also has existing complementary scalable capabilities.

o The acquisition of Aurora will provide enhanced product and business development opportunities going forward, and will enable Vertex to more rapidly leverage its drug discovery strengths with broad-based collaborations in gene families. A key near- and long-term impact of the Aurora acquisition will be new multi-target gene family partnerships. These partnerships will be a key catalyst enabling Vertex to fulfill the full product creation potential of its chemogenomics platform in additional gene families.

o Aurora's technological capabilities also bring immediate benefits to Vertex's existing efforts in the kinase and caspase gene families. In particular, we believe that Aurora's technologies will help us to meet or exceed our drug discovery and development goals in Vertex's collaboration with Novartis. To be specific, we believe that:

     1. Aurora's target validation technologies, including its proprietary GenomeScreen Technology, will facilitate target selection in kinases and assist with elucidating the function of novel kinases;
     2. Aurora's ultra high throughout screening platform will accelerate the design and optimization of lead classes of kinase inhibitors by providing cell activity information which can be fed into our proprietary computational chemistry algorithms;
     3. Aurora's predictive pharmacology technologies, including its novel and proprietary high throughput cell-based assay approaches, will help to determine the toxicology and pharmacodynamic profile of lead compounds in advance of clinical testing;
     4. Aurora's emerging proteomic technologies, which provide highly sensitive assessments of changes in protein activity in cell and tissue samples, combined with our own proteomics efforts will help us to obtain strong clinical proof-of concept information in the earliest stages of clinical development

o I'd like to emphasize that kinases represent one particularly strong application of Aurora's technologies, but we believe these technologies will have an impact across our pipeline. Given the high degree of technological complementarity between the two companies, our goal will be to propagate Aurora's capabilities as fully as possible across Vertex discovery and development programs.

AURORA BENEFITS; SHORT AND LONG-TERM IMPACT

o Aurora has a strong track record of scientific excellence and creativity, and strong management. Our goal is to continue to cultivate Aurora's position at the forefront of innovation in cell biology, high-throughput screening, and functional genomics while maximizing the capabilities of the combined organization.

o Following the merger, Aurora will operate as a wholly-owned subsidiary of Vertex, and will retain the Aurora name. Stuart Collinson, CEO of Aurora, will join Vertex's Board of Directors following the close of the merger. Harry Stylli, Ph.D, Aurora's Senior Vice President of Commercial Development, will be President of the Aurora subsidiary.

SHORT AND LONG-TERM IMPACT

o In summary, the merger with Aurora will have short-, medium- and long-term benefits to Vertex.

o The merger will immediately Vertex's expand research into new gene families, while minimizing financial risk. The Aurora acquisition will facilitate Vertex's involvement in several multi-target collaborations focused on gene families. Each of these partnerships will have a large team of scientists dedicated to it, generating drug candidates and intellectual property that will enable Vertex to establish a leadership position in the fields we enter.

o In addition, integration of Aurora's technologies will enable us to increase the productivity of our existing research and development programs.

o We are already seeing a significant ramp-up in our productivity as a result of our gene-family efforts. We believe that progress in our current clinical pipeline, together with the ramp-up of our gene family efforts, will enable Vertex to achieve its long-term goal to be at the level where we - along with our partners - can bring 10 drug candidates into preclinical development each year, a rate of output that will support the progression of 2-3 drug candidates to the NDA stage every year. This is a level of productivity that is comparable in aspiration to that of today's largest multinational pharmaceutical companies.

VERTEX LONG-RANGE VISION

o    The drivers for Vertex in the near term are:

     1)   To be the best in the industry at drug discovery;
     2) To grow organically and by acquisition to further define and enhance our competitive advantage;
     3) To bring important drugs to the market independently and with partners, and

     4)   To advance our business without sacrificing the path to profitability.

     The Aurora organization shares this vision with us. Our goal is to do all of these while keeping intact the entrepreneurial spirit of our organization.

o We look forward to pursuing our vision together with Aurora in the years ahead.

I'll now turn the call back to Lynne.

Q&A- LYNNE BRUM

We will now open the call to your questions

Q&A PERIOD

IF YOU WOULD LIKE TO ASK QUESTIONS DURING THIS TIME, PRESS NUMBER ONE ON YOUR KEYPAD. QUESTIONS WILL BE TAKEN IN THE ORDER THAT THEY ARE RECEIVED. IF YOU WOULD LIKE TO WITHDRAW YOUR QUESTION, PRESS THE POUND KEY.

                           **************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

                           **************************

THE FOLLOWING IS THE TEXT OF SLIDES FROM A SLIDE SHOW PRESENTED TO ANALYSTS AND OTHERS ON APRIL 30, 2001.

                    [VERTEX LOGO] [AURORA BIOSCIENCES LOGO]



                Uniquely Positioned to Accelerate Drug Discovery



                                   APRIL 2001

Safe Harbor Statement

      Various remarks that we may make about future expectations, plans and prospects for Vertex and Aurora constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in each of Vertex's and Aurora's Form 10-K for the fiscal year ended December 31, 2000, which are on file with the SEC.

Transaction Summary

SUMMARY OF PROPOSED TERMS


Companies                          Vertex Pharmaceuticals and
                                   Aurora Biosciences
--------------------------------------------------------------------------------
Transaction Value                  $592 million
--------------------------------------------------------------------------------
Structure/ Intended                Tax-free stock-for-stock merger/
Accounting Treatment               Pooling-of-interests
--------------------------------------------------------------------------------
Name of Merged Entity              Vertex Pharmaceuticals
--------------------------------------------------------------------------------
Exchange Ratio                     0.62 Vertex shares for each Aurora share
--------------------------------------------------------------------------------
Ownership of                       Vertex 81.5%, Aurora 18.5%; proforma
combined entity                    fully diluted
--------------------------------------------------------------------------------
Shareholder Approval               Required for both companies
--------------------------------------------------------------------------------

Strategic Rationale

        The agreement unites Aurora's industry-leading assay development, screening, and cell biology capabilities that drive their target-focused drug discovery efforts, with Vertex's integrated drug discovery expertise, creating a comprehensive, scalable platform for systematically accelerating drug candidate output in target-rich gene families

Outstanding Product Creation Capability

AURORA                                                  VERTEX

Cell biology                                            Drug discovery
Screening                                               Chemogenomics
Ultra high-throughput systems                           Drug development
Target families                                         Broad pipeline
Cellular markers for clinical
proof-of-concept                                        Commercialization
                                                        Financial strength
Partners                                                Partners


                   COMPETETIVE ADVANTAGE: PRODUCT DEVELOPMENT

Immediate Benefits

     o    Accelerate drug discovery

     o    Entry to additional target rich gene families

     o    Decrease attrition rate in drug development

     o    Expand base of commercial partnerships

     o    Expand organization without increasing burn

Aurora Targets, Screens and Therapeutic Areas

Ion Channels             25 Targets, 10 screens
                         Cardiovascular, CNS, pain, cystic fibrosis

Receptors                100 Targets, 20 screens
                         CNS, inflammation, pain, antimicrobial

Enzymes                  100 Targets, 30 screens
                         Cancer, inflammation, neurodegenerative

Gene Expression          15 Targets, 8 screens
                         Cancer, immune, metabolism

Expand Chemogenomics Into Multiple Target Classes


   [GRAPHIC - GROUPING OF MULTIPLE TARGET CLASSES FOR EXPANDED CHEMOGENOMICS]

Target Classes of Marketed Drugs*

Vertex Alone

                           Enzymes  Ion Channels     GPCRS    Other**
East                         36          6            50        8


Vertex with Aurora

                           Enzymes  Ion Channels     GPCRS    Other**
East                         36          6            50        8

*Based on top 100 marketed drugs

**vaccines, imaging agents, and coagulation factors

Vertex Facts at a Glance



Headquarters:       Cambridge, MA

IPO:                1991

CEO:                Joshua Boger, Ph.D., CEO AND CHAIRMAN

Employees:          475 full-time (March 2001)

Business:           Discovery, development and commercialization of small
                    molecule pharmaceuticals

2000 Revenue:       $78 million

2000 Net Loss:      $40 million

2000 Loss/share:    $0.73

Cash Position:      $685 million (Q1 `01)

Key Competencies/Value Drivers
Vertex Capabilities

     o Chemogenomics platform driving parallel drug discovery in gene families

     o    Marketed product - Agenerase(R) for HIV

     o    Broad product pipeline of 12 product candidates

     o    5 or more new product candidates anticipated in 2001

     o Significant collaborations with superior financial and downstream terms--(eg. Novartis, Serono, Aventis)

     o    Strong financial position with >$685 million

     o    Experienced management team

Four Therapeutic Areas; 12 Drug Candidates

                             Product                 Indication              Dev. Stage      Partners
Infectious Disease           Agenerase(R)            HIV                     Market          GSK/Kissei
                             VX-175                  HIV                     Phase III       GSK
                             merimempodib (VX-497)   HCV                     Phase II

Cancer                       Incel(TM)               MDR                     Phase II
                             VX-853                  MDR                     Phase I/II

Inflammation & Autoimmune    VX-745                  Rheum. arthritis (RA)   Phase II        Kissei
Disease
                             VX-850 & VX-702         Inflammation, cardio    Preclinical     Kissei
                             pralnacasan (VX-740)    RA, OA, cardio          Phase II        Aventis
                             VX-765                  Inflammation, cardio    Preclinical
                             VX-148                  Autoimmune,antiviral    Phase I
                             VX-944                  Autoimmune,antiviral    Preclinical

Neurological Disease         timcodar                Diabetic neuropathy     Phase II        Schering AG

Aurora Facts at a Glance

Headquarters:       San Diego, CA

IPO:                1997

CEO:                Stuart J.M. Collinson, Ph.D,
                    CEO, PRESIDENT AND CHAIRMAN

Employees:          350 full-time (March 2001)

Business:           Technologies, products and services to accelerate the
                    discovery of new medicines

2000 Revenue:       $64 million

2000 Net Income:    $5.7 million

2000 EPS:           $0.20

Cash Position:      $106 million (YE `00)

Aurora Business Focus

                                 [AURORA LOGO]

Discovery Biology             Discovery Solutions              Discovery Systems

o  Assay data-driven          o  Solutions for                 o  Invent, develop,
   approach                      drug discovery                   manufacture
                                                                  and integrate
   -  Miniaturized               -  Genome Screen/                instrumentation
      functional assays             GeneBLAzer                    and software
      applicable to all                                           systems for drug
      major target classes       -  Voltage / Ion                 discovery
                                    Probe Reader
   -  Cell-based and                (VIPR)                     o  Systems include
      biochemical formats                                         -  UHTSS
                                 -  PhosphoryLIGHT                -  Automated Master
   -  Rapid assay                                                    Compound Store
      development                -  Fluorescent                   -  Voltage Ion Probe
                                    Proteins (GFPs)                  Reader
   -  Applicability to
      orphan targets

   -  Protein purification

   -  Proteomics

Key Competencies/Value Drivers
Aurora Capabilities

     o Drug discovery solutions based on proprietary genomic, assay and automated system technologies

     o Internal target-centric drug discovery programs can accelerate small molecule therapeutic programs focused on GPCRs and Ion channels

     o Industry leader in custom assay development, ultra high-throughput screening

     o Broadly enabling technology with initiatives in multiple gene families

     o    Compound profiling of ADME/Tox properties

     o    Experienced scientific team

Key Competencies/Value Drivers Merger Benefits

     o Broad product development and partnering opportunities, with enhanced technology and discovery strengths
          -    Pipeline
          -    25+ partners, broad based revenue stream
          -    Formidable IP in certain gene families
          -    Technology suitable for all major classes of druggable targets

     o    Vertex can extend Aurora's assets further down value chain immediately

     o    Vertex can expand and enhance gene family efforts immediately


                BUSINESS GOAL: MORE SCALE, MORE DRUG CANDIDATES,
                      MORE COLLABORATIONS AND MORE VALUE,
                          WITHOUT ADDITIONAL BURN RATE

World Class Partners- Vertex


                  [GRAPHIC - COMPANY LOGOS OF VERTEX PARTNERS]

World Class Partners- Aurora


                  [GRAPHIC - COMPANY LOGOS OF AURORA PARTNERS]

World Class Partners- Vertex and Aurora


             [GRAPHIC - COMPANY LOGOS OF VERTEX AND AURORA PARTNERS]

Commitment to Drug Discovery

     o Vertex's goal: Expand into additional target-rich gene families using existing technology base and through acquisition and integration of key value-added technologies, resources and assets

     o By 2005, achieve productivity level of 10 NCEs into development per year, creating opportunity for 2-3 NDAs in 2005-2010

The Post-Genomic NCE Machine

Industry Leading Drug Discovery   o  Vertex: Chemogenomics, structure-based drug
                                     design, multi-target gene family drug
                                     discovery
                                  o  Aurora: Ultra-high-throughput screening,
                                     assay development

Complementary Strategy            o  Vertex and Aurora: Combine scalable
                                     approaches to accelerate drug discovery to maximize product creation based on gene families: Big Biology + Chemogenomics

Technological Fit                 o  Vertex: Gains access to leading biology
                                     capabilities in relevant gene families
                                  o  Aurora: Gains immediate fulfillment of
                                     downstream goals of Big Biology initiative

Common Goals                      o  Vertex and Aurora: Leader in drug discovery
                                     and development: Creating the Post-Genomic
                                     NCE Machine

Vertex Inside and Out


                [GRAPHIC - VERTEX PRODUCTS AND PRODUCT PARTNERS]

                    [VERTEX LOGO] [AURORA BIOSCIENCES LOGO]


                Uniquely Positioned to Accelerate Drug Discovery



                                   APRIL 2001

                           **************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

                           **************************

THE FOLLOWING IS THE TEXT OF QUESTIONS AND ANSWERS DISCUSSED ON A TELEPHONE CONFERENCE WITH ANALYSTS AND OTHERS HELD ON APRIL 30, 2001.

                       VERTEX PHARMACEUTICALS INCORPORATED

--------------------------------------------------------------------------------
                                      Q & A

                          Vertex Acquisition of Aurora
--------------------------------------------------------------------------------
1.     Key Messages
--------------------------------------------------------------------------------

o    Rationale of the deal:
     o Leading cell based biology + leading chemistry/proven discovery = next generation pharmaceutical company/novel new medicines
     o    Powerful IP
     o    Great people / know how
     o    Strong balance sheets
     o    Leading collaborations
o Vertex will acquire Aurora in a stock-for-stock transaction. The fully-diluted equity value of the deal is approximately $592 million. Each share of Aurora will convert into shares of newly issued Vertex common stock at a fixed ratio of 0.62 shares of Vertex stock for each share of Aurora stock. Based on the closing price of Vertex stock of $39.25 on April 27, 2001, the fixed exchange ratio implies a price of $24.34 per Aurora share, a 44 percent premium to the closing price of $16.85 on April 27, 2001. Vertex expects to issue a total of approximately 14.0 million shares of common stock in exchange for Aurora's outstanding common stock, and Aurora options will be equitably converted to Vertex options. As of December 31, 2000, Aurora had approximately $100 million in net cash. On a pro forma (fully -diluted) basis, Aurora's shareholders will own approximately 18.5% of Vertex.
o The merger fulfills one of Vertex's near-term goals, which is to acquire complementary products, capabilities and technologies that will enhance our drug discovery capabilities. The achievement of this goal, in turn, will position us to achieve another corporate goal, that of applying our chemogenomics platform to additional multi-target gene families.
o The agreement will unite Aurora's industry-leading assay development, screening and cell biology capabilities with Vertex's integrated drug discovery expertise, creating a comprehensive, scalable platform for systematically accelerating drug candidate output in target-rich gene families.
o The combination of Vertex's and Aurora's technology and expertise is expected to increase the flow of drug candidates into development, accelerate the creation of a broad intellectual property estate, and provide enhanced opportunities for major drug discovery, development and commercial alliances.
o Aurora's suite of technologies has the potential to accelerate target selection, lead generation and optimization, drug candidate selection, and the establishment of clinical proof-of-concept across multiple gene families. By integrating Aurora's capabilities within Vertex's chemogenomics platform, we believe we will be able to rapidly expand research into major new gene families.

o In addition, Aurora's proteomics and assay development expertise are broadly applicable to our clinical programs, and will enable us to more rapidly establish the therapeutic profile of our development-stage drug candidates.
o The combined company's integrated technology platform will be supported by more than 25 collaborative and licensing agreements with research institutions and major pharmaceutical companies. Existing and new corporate collaborations will continue to be important sources of revenue for the combined company.
o In short, we get more scale, more drug targets, more collaborations, and more value to shareholders, without adding to our burn rate and without significantly diluting our ownership position.

--------------------------------------------------------------------------------
2.     Positioning of Merger Benefits and of the Combined Company
--------------------------------------------------------------------------------

Q:    WHAT IS THE STRATEGY BEHIND THE PROPOSED MERGER?
A: We believe this merger will create the premier fully-integrated drug discovery and development company in the industry. The agreement unites Aurora's industry-leading cell biology capabilities with Vertex's integrated drug discovery expertise, creating a comprehensive, scalable platform for systematically accelerating drug candidate output in target-rich gene families. The combined company will have a marketed drug, a powerful near-term product pipeline, over 25 collaborative and licensing agreements and a drug discovery enterprise uniquely positioned to rapidly exploit the drug discovery opportunities created by the genomic revolution. In addition, the acquisition of Aurora will add approximately $100 million to Vertex's cash balance and is expected to approximately double Vertex's annual revenue generation.

Q:    WHY IS THIS AN IMPORTANT DEAL FOR VERTEX?
A: We are at the one-year anniversary of our deal with Novartis. Through this experience, we are generating demonstrable proof that chemogenomics accelerates drug discovery and increases intellectual property in gene families. With this transaction, we will enhance our drug discovery capabilities into other gene families such as GPCRs, ion channels and proteases that are of critical interest to us and to future partners. This is one of the main drivers for this transaction.

Q:    WHY IS VERTEX DOING THIS DEAL NOW?
A: We believe that even with a 44.4% premium over Aurora's closing share price of $16.85, Aurora is a compelling value. We also note that on a combined company basis, Vertex current shareholders will own approximately 81.5% of the combined company. Moreover, we are well-positioned to scale chemogenomics to additional target families, on which Aurora has done extensive work.


2
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Q:    WHY ARE YOU BUYING AURORA RATHER THAN COLLABORATING WITH THEM?
A: In an acquisition, we will have access to the full talent pool at Aurora. We'll be able to apply their technologies in a way that hasn't been done before. We expect that Aurora will be a free-standing business that will continue to work with pharmaceutical companies and other life sciences companies, but elements of their business also will be rapidly integrated into our technology platform.

      In addition, Aurora's technologies can help us immediately across several programs. We believe there is tremendous value in integrating their technologies, not just adding them.

Q: DOES THIS TRANSACTION HAVE THE POTENTIAL TO SHIFT YOUR BUSINESS FOCUS INTO BEING A TECHNOLOGY/INSTRUMENTS SERVICES COMPANY?
A: Vertex has a clear product discovery and commercialization business model and believes the addition of Aurora will benefit this model. The combined company has an industry leading product pipeline and will continue to grow and advance the development of this pipeline. Vertex anticipates that the combined company will be capable of dramatically accelerating the creation and, perhaps the expansion, of high value, broad-based third party R&D collaborations that focus on specific gene families and other target clusters, while continuing to build, even accelerate, as previous guidance has indicated, a significant proprietary product pipeline. Aurora's UHTSS platform business will continue to be an important element of the Aurora subsidiary's business.

Q: DOESN'T VERTEX ALREADY HAVE EXISTING CAPABILITIES AND EXPERTISE IN ASSAY DEVELOPMENT AND SCREENING? WHY DOES IT NEED AURORA?
A: Yes, Vertex has expertise in assay development and screening. We have agreed to acquire Aurora because we saw the opportunity to add extremely complementary technology to our platform that will significantly enhance our drug discovery capabilities and enable us achieve our goal of having the capability of generating 2-3 NDA's on an annualized basis starting in the 2005-2010 timeframe.

Q:    DOES VERTEX PLAN TO REMAIN AS A PLAYER IN THE INSTRUMENTATION INDUSTRY?
A: Vertex expects that Aurora will continue to conduct its business as planned once the merger is completed. This business has been an important and valuable component of Aurora's integrated product and services offerings to its customers.

Q:    ARE THERE ANY PLANS TO SPIN OUT PIECES OF THE BUSINESS?
A: There are no definitive plans to spin out pieces of the business at this time.

Q:    WHAT WILL THE NEW COMPANY BE CALLED?
A: The combined company will be called Vertex Pharmaceuticals, Inc. Aurora will be a wholly owned subsidiary of Vertex Pharmaceuticals, operating under the name Aurora.


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

Q:    CAN YOU PROVIDE SOME BACKGROUND ON AURORA?
A: Aurora is a leader in cell assay technology. Aurora was founded in 1995 and is located in San Diego, CA. The company has approximately 350 full-time employees. In addition to its proprietary fluorescent cell assay technology, the company has a leadership position in ultra high throughput screening, and has established biological expertise and intellectual property in a variety of gene families and other target areas, which the company has leveraged into over 25 partnerships with leading life science entities.

Q: HOW WILL AURORA BE INTEGRATED, LEGALLY AND OPERATIONALLY, AND HOW DOES THIS EFFECT EXISTING CUSTOMERS?
A: Aurora will be merged into Vertex as a wholly-owned subsidiary and will continue to operate under the Aurora name. Operationally, we will continue to offer to Aurora's existing and future partners all of Aurora's product and service offerings, but anticipate that Vertex's drug discovery and development capabilities could provide additional value-added products and services.

Q: WON'T VERTEX BE VIEWED AS A COMPETITOR TO AURORA'S CUSTOMERS IN THE AREAS OF DRUG DISCOVERY SERVICES?
A: Just as we have proven to our existing partners that we can become integral to their drug discovery efforts while maintaining the IP and R&D efforts distinct from collaborative efforts without compromising the relationship's integrity, we believe that we can do the same with Aurora's relationships, and, perhaps provide even more R&D support. Vertex will respect the confidentiality of existing Aurora customers.

Q:    HOW DO YOU THINK AURORA'S CUSTOMERS WILL REACT TO THE ACQUISITION?
A: Aurora has an excellent track record of customer satisfaction and retention, as exhibited by the strengthening of its relationships over time through renewals and service extensions with leading pharmaceutical and biotechnology companies. We anticipate that Aurora's customers will view the merger as a positive in that the combined company will be able to continue its commitments to the existing contracts, and, perhaps extend the relationship further depending on their particular needs.

Q:    CAN YOU DESCRIBE THE BUSINESS MODEL OF THE COMBINED COMPANY?
A: Vertex's business model is a high value model. We anticipate that the combined company will be capable of dramatically accelerating the creation and, perhaps the expansion, of high value, broad-based third party R&D collaborations that focus on specific gene families and other target clusters, while continuing to build, even accelerate, as previous guidance has indicated, a significant proprietary product pipeline. The combined company has an industry leading product pipeline and will continue to grow and advance the development of this pipeline.


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

Q:    WHY DID YOU OPT TO ACQUIRE TECHNOLOGY RATHER THAN PRODUCT CANDIDATES?
A: We have agreed to acquire Aurora because we saw the opportunity to add extremely complementary technology to our platform that will accelerate drug discovery and enable us to achieve our goal of having the capability of generating 2-3 NDA's on an annualized basis starting in the 2005-2010 timeframe. These NDAs will come through our partners' pipelines as well as through our own pipeline. With 12 product candidates in our pipeline and another 5 or more preclinical candidates anticipated this year, our product development engine has generated a pipeline capable of providing product candidates to the pharmaceutical industry now and into the future. Our objective is to develop cost-effectively the best and most productive drug discovery engine in the industry, which will position Vertex to execute its business strategy of bringing drugs to the market independently and with partners.

      We won't rule out acquiring a late-stage or marketed product that is complementary to our pipeline. We will continue to evaluate product acquisition opportunities, but remain conservative in our views toward shareholder dilution.

Q:    WHAT ARE YOUR GOALS FOR THE NEW COMPANY IN 2001?
A: We cannot comment on the combined goals of the new company at this time. However, Vertex and Aurora are committed to achieving their existing milestones for 2001. These milestones are:

VERTEX:
     o    Expand chemogenomics into at least one additional gene family,
     o Name 5 or more new preclinical drug candidates, o Sign additional corporate alliances,
     o    Acquire complementary capabilities, products and technologies, and
     o    Continue to build our intellectual property estate.
     PRODUCT DEVELOPMENT MILESTONES
     o    VX-175: complete phase III studies to support NDA filing in 2002
     o    VX-497: initiate HCV pivotal studies
     o    VX-745: complete phase II RA study
     o    VX-740: complete phase II RA study
     o    Timcodar: complete phase II study
     o    VX-148: complete phase I study
AURORA:
     o Accelerate Aurora's target-focused drug discovery initiative (Big Biology(TM)).
     o    Initiate and expand collaborative drug discovery programs.
     o Integrate new technologies and capabilities such as medicinal chemistry, NMR and X-ray crystallography.

Q:    WILL THE NEW COMPANY BE PROFITABLE IN 2001?
A: Near-term profitability is not the driver of this deal. We remain committed to reaching profitability based on the commercialization of new products. As Vertex scanned the universe of platform technology companies with valuable assets that could be leveraged thoroughly into Vertex's chemogenomics capabilities, Aurora became particularly appealing. We do not anticipate our 2001 operating loss, before transaction-related costs, to materially increase as a result of this transaction.


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

Q:    CAN YOU PROVIDE FINANCIAL GUIDANCE FOR 2001?
A: On our first-quarter conference call on April 24, we stated that we expected our net loss for the full year of 2001 to be in the range of $60-$65 million. We do not expect the transaction, excluding merger-related expenses, to materially affect our projection for net operating loss in 2001. We cannot provide any further financial guidance at this time.

Q:    WHAT WILL THE PIPELINE OF THE COMBINED COMPANY LOOK LIKE?
A: The combined company will have one product on the market and twelve products in clinical trials. The company's therapeutic targets include viral diseases, cancer, inflammatory and autoimmune diseases, and neurodegenerative diseases. With Aurora, Vertex will be positioned better to achieve our goal of having the capability of generating 2-3 NDA's on an annualized basis starting in the 2005-2010 timeframe. Generating this type of output means that Vertex would have to generate annualized input of approximately 3 phase IIIs, 6 phase IIs, 7 phase Is and 10 preclinical product candidates. Specifically, Vertex will be able to rapidly expand its focus in a much broader array of gene families and other target areas, such as GPCRs and ion channels, to discover new NCEs to feed the pipeline.

Q:    OVER WHAT TIMEFRAME WILL THIS MERGER ADD TO VERTEX'S PIPELINE?
A: The most proximal benchmark in product creation relates to our Novartis kinase initiative. We believe that this transaction will accelerate the generation of proof-of-concept data in kinases, which should improve the speed to IND and knowledge behind our Novartis deliverables. In addition, we believe this transaction will accelerate our entry into new gene families and will also contribute to the formation of new corporate collaborations.

Q:    HOW MANY EMPLOYEES WILL THE NEW COMPANY HAVE?
A: As of March 2001, Vertex had approximately 475 employees and Aurora had approximately 350 employees. So the combined company will have approximately 825 employees.

Q:    WHERE WILL THE NEW COMPANY BE HEADQUARTERED?
A: The combined company's headquarters will be in Cambridge, MA. The company also will have offices in the U.K., San Diego, CA and Madison, WI.

Q:    WHAT IS THE COMBINED SQUARE FOOTAGE OF ALL THE VERTEX AND AURORA
      FACILITIES?
A: The combined company has a total of just under 800,000 square feet of space. (This includes square footage for sites not built yet, i.e. Kendall Square.)


6
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--------------------------------------------------------------------------------
3.     Background on Aurora/Technology
--------------------------------------------------------------------------------

Q:    I THOUGHT MOST OF AURORA'S EMPLOYEES WERE ENGINEERS, IS THAT TRUE?
A: Less than half of Aurora's employees are engineers. The skills of the engineers could substantially impact several areas of our integrated drug discovery approach, specifically bioinformatics, computer modeling and high throughput screening. We were very attracted to this complementary scale up. The rest of the company's employees are primarily biology-based. To give you some background, Aurora was founded in 1995 to accelerate and enhance the discovery of new drugs using proprietary fluorescence assays, as well as compound screening technologies that integrated advances in robotics, instrumentation and miniaturization. Aurora's technology platform initially became the basis for a number of service and instrumentation agreements with a variety of pharmaceutical companies and research institutions.

      The subsequent development of Aurora's ultra high-throughput screening platform, together with a wide range of innovations in cell-based assay development and new fluorescent assay technologies, enabled the company to become an industry leader in cell biology and a research and development partner of choice to the pharmaceutical industry in the period 1996-2000.

Q:    DOES AURORA HAVE ANY DRUG DISCOVERY PROGRAMS OF THEIR OWN?
A: Yes. Aurora has discovery programs in ion channels, GPCRs, enzymes and other classes of targets.

Q: AURORA'S UHTSS SYSTEMS BUSINESS DOES NOT SEEM CORE TO VERTEX'S STATED OBJECTIVES. WHAT IS VERTEX'S PLAN WITH THIS BUSINESS?
A: The systems business has been an integral component of Aurora's packaged systems, services and biology offering. The UHTSS systems business is the industry gold standard for assay screening and analysis. It has an encouraging business outlook and an ability to be further adapted to take advantage of a changing marketplace. Aurora management is committed to continue to build this business and plans to expand this business by offering second generation solutions. Vertex anticipates leveraging Aurora's hardware and software expertise to benefit existing protein science, bioinformatics and computer modeling techniques already in place. Since the company's founding, its focus has moved decisively toward discovery biology solutions rather than systems.

Q:    WHAT ARE CELL-BASED ASSAYS?  HOW DO THEY SPEED THE DRUG DISCOVERY PROCESS?
A: Cell based assays refer to technologies which use either normal or engineered cells to a) monitor a natural or engineered biological function; b) determine the effect of a drug or other molecule on such function; or c)help determine whether certain proteins are important targets of therapeutic intervention.


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

Q: MOLECULAR DEVICES ANNOUNCED A REVENUE SHORTFALL LAST WEEK. IS AURORA AT RISK FOR THE SAME TYPE OF REVENUE SHORTFALL?
A: No. Aurora's primary business is the miniaturization of human biology. This is a different business model than that of Molecular Devices. Molecular Devices primary business is in plate readers, which are tools for the high throughput screening process. Molecular Devices attributes its revenue shortfall to a delay in orders for its lab equipment. The company blamed this delay on economic uncertainty, and first-quarter pressure from some of its customers.

--------------------------------------------------------------------------------
4.     Transaction Terms
--------------------------------------------------------------------------------

Q:    WHAT ARE THE TERMS OF THE TRANSACTION?
o Vertex will acquire Aurora in a stock-for-stock transaction. The fully-diluted equity value of the deal is approximately $592 million. Each share of Aurora will convert into shares of newly issued Vertex common stock at a fixed ratio of 0.62 shares of Vertex stock for each share of Aurora stock. Based on the closing price of Vertex stock of $39.25 on April 27, 2001, the fixed exchange ratio implies a price of $24.34 per Aurora share, a 44 percent premium to the closing price of $16.85 on April 27, 2001. Vertex expects to issue a total of approximately 14.0 million shares of common stock in exchange for Aurora's outstanding common stock, and Aurora options will be equitably converted to Vertex options. As of December 31, 2000, Aurora had approximately $100 million in net cash. On a pro forma (fully -diluted) basis, Aurora's shareholders will own approximately 18.5% of Vertex.

Q:    WHAT IS THE TOTAL VALUE OF THE TRANSACTION?
A:    The fully-diluted equity value is approximately $592 million

Q:    WHEN IS THE ACQUISITION EXPECTED TO BE COMPLETED?
A:    The acquisition is expected to be completed in the third quarter of 2001.

Q:    WHAT REGULATORY APPROVALS ARE NECESSARY TO COMPLETE THE TRANSACTION?
A: The merger is subject to approval by both Vertex and Aurora shareholders and is subject to Hart-Scott-Rodino Antitrust Act approval and other closing conditions.

Q:    WHAT WILL BE THE ACCOUNTING TREATMENT OF THE TRANSACTION?
A:    We intend to account for the transaction as a pooling-of-interests.

Q:    WILL THERE BE A ONE-TIME CHARGE FOR ACQUISITION-RELATED COSTS?  HOW MUCH?
A: We anticipate recording one time charges associated with the transaction in 2001 that are customary for transactions of this magnitude, which should be in excess of $10 million.

Q:    HAVE BOTH COMPANIES COMPLETED DUE DILIGENCE?
A:    Yes.


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

Q:    IS THERE A COLLAR ON THE TRANSACTION?
A:    There is no collar. This is a fixed exchange ratio transaction.

Q:    UNDER WHAT CIRCUMSTANCES CAN A PARTY TERMINATE?
A: The merger agreement has customary deal protection measures which are quite technical in nature. Details of the merger agreement will be included in the Form 8-K that we expect to file with the SEC in the next few days.

Q:    IS THERE A BREAKUP FEE?
A: Both parties are fully-committed to this transaction as is reflected in the breakup fee, which is $20 million. Additional details regarding the break-up fee will be made available in the Form 8-K that we expect to file in the next few days.

Q:    IS THE TRANSACTION DILUTIVE/ACCRETIVE?
A: We anticipate this transaction will be accretive. We do not expect the transaction, excluding merger-related expenses, to materially affect our projection for net operating loss in 2001. We cannot provide any further financial guidance at this time.

Q:    HOW MANY SHARES OF VERTEX ARE CURRENTLY OUTSTANDING?
A: Vertex has approximately 60,293,702 shares outstanding and approximately 11,480,085 options outstanding.

Q:    HOW MANY SHARES OF AURORA ARE CURRENTLY OUTSTANDING?
A: Aurora has approximately 22,545,807 shares outstanding and approximately 4,690,942 options outstanding.

Q:    HOW MANY SHARES WILL VERTEX ISSUE IN CONNECTION WITH THE TRANSACTION?
A: Vertex will issue approximately 14.0 million shares in connection with the transaction and Aurora options will be equitably converted into Vertex options.

Q:    WHO ARE THE COMPANIES' INVESTMENT BANKERS?
A: Merrill Lynch is working with Vertex and Goldman Sachs is working with Aurora.

Q:    WHO ARE THE LEGAL ADVISORS FOR THE TRANSACTION?
A:    Mintz Levin is working with Vertex. Cooley Godward is working with Aurora.

Q:    WILL THE ACQUIRED COMPANY BE A WHOLLY OWNED SUBSIDIARY?
A:    Yes.

Q:    WILL THE ACQUIRED COMPANY OPERATE UNDER ITS OWN NAME?
A:    Yes.


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Q:    WHEN WILL YOU FILE A REGISTRATION STATEMENT?
A:    Vertex will file a registration statement in 3-4 weeks.

Q:    WHEN WILL THE COMPANIES MAIL THEIR PROXIES?
A:    We expect that proxies will be mailed in 6-10 weeks.

Q:    WHEN WILL THE SHAREHOLDER MEETING BE HELD?
A:    We expect that the shareholder meeting will be scheduled for late July
      2001.

Q: HAVE SENIOR EXECUTIVES AND BOARD OF DIRECTORS AT BOTH COMPANIES AGREED TO VOTE THEIR SHARES IN FAVOR OF THE DEAL?
A:    Yes.

Q:    WHO ARE THE ANALYSTS COVERING EACH OF THE COMPANIES?
A:    Vertex:
     o    JP Morgan H&Q                      David Molowa
     o    CS First Boston                    Meirav Chovav
     o    Merrill Lynch                      Eric Hecht
     o    Needham & Co.                      Carolyn Pratt
     o    Prudential Vector Sec.             Charles Duncan
     o    Robertson Stephens                 Mike King
     o    SG Cowen                           Bill Tanner
     Aurora:
     o    Deutsche Banc Alex. Brown          Jim Patricelli
     o    JP Morgan                          Robert Olan
     o    Robertson Stephens                 Mike King
     o    Thomas Weisel Partners             Scott Greenstone
     o    UBS Warburg                        Jeannie Lorenz

--------------------------------------------------------------------------------
5.     Management Information
--------------------------------------------------------------------------------

Q:    WHO WILL BE CEO, PRESIDENT, OTHER KEY EXECUTIVES?
A: Joshua Boger will remain Chairman and CEO of Vertex Pharmaceuticals. Vicki Sato, Ph.D., will remain President of Vertex. Stuart Collinson, Aurora's Chairman, CEO and President, will serve on the transition team and will be a member of Vertex's Board of Directors. There will be no other changes to Vertex's Board of Directors. Harry Stylli, Ph.D., Aurora's Senior Vice President of Commercial Development, will become President of the Aurora subsidiary.


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

Q: ARE THERE ANY ADDITIONS/CHANGES TO MANAGEMENT THAT HAVE BEEN DETERMINED AT THIS TIME?
A: We cannot comment on the roles of specific individuals until the transaction is completed.

Q: WILL MANAGEMENT OF THE ACQUIRED COMPANY REMAIN FOLLOWING COMPLETION OF THE TRANSACTION?
A: Aurora has a talented and experienced management team. It is our intention to retain this team.

Q:    HAVE THEY SIGNED EMPLOYMENT AGREEMENTS?
A:    Yes.

--------------------------------------------------------------------------------
6.     Employee Relations
--------------------------------------------------------------------------------

Q:    WILL THERE BE ANY LAYOFFS?
A:    We do not envision any layoffs as a result of this transaction.

Q:    WILL ANYONE BE ASKED TO RELOCATE?
A:    No.  We value San Diego and Madison as excellent recruiting beachheads.

--------------------------------------------------------------------------------
7.     General Information/Conference Call/Roadshow
--------------------------------------------------------------------------------

GENERAL INFORMATION:

Q:    WHAT ARE THE COMPANIES' TICKER SYMBOLS?
A:    Both companies are listed on NASDAQ. Vertex is VRTX. Aurora is ABSC.

Q:    HOW CAN I OBTAIN MORE INFO ON EITHER COMPANY?
A: A good place to start is by visiting the companies' web sites. The address of Vertex is www.vrtx.com. The address of Aurora is www.aurorabio.com.

Q:    WHEN IS THE CONFERENCE CALL AND HOW DO I ACCESS IT?
A: The companies will hold a joint conference call on April 30, 2001 at 9:00am ET. The call-in numbers are as follows:
     o    US/Canada at 800-374-0296, and
     o    International at 706-634-2394
     o    The call will also be webcast on Vertex's web site WWW.VRTX.COM.

Q:    WILL THERE BE A REPLAY OF THE CONFERENCE CALL?
A: Yes. The replay will begin at 11:00 am ET. The call-in numbers for the replay are as follows:
     o    US/Canada: 800-642-1687;
     o    International: 706-645-9291.
     o    The replay conference ID is 958173.

Q:    ARE EITHER OF THE COMPANIES DOING A POST-ANNOUNCEMENT ROAD SHOW? WHEN?
      WHERE?
A: Yes, the companies are planning roadshows. You can contact the investor relations department at each company to find out about the schedule.

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                           **************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

                           **************************